UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

Explanatory Note

Mingzhu Logistics Holdings Limited is filing an amendment to its Current Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2022 solely for the purpose of amending and restating in their entirety to correct an inadvertent error contained therein regarding Yanhong Xue’s resignation date as an independent director.

On July 28, 2022, Yanhong Xue resigned as a director of Mingzhu Logistic holdings Limited (the “Company”). Ms. Xue’s resignation was for personal reasons and was not due to any disagreement with the Company.

On August 2, 2022, the board of directors of the Company (the “Board”) appointed Yuzhou Wang to serve as a member of the Board and a member of each of the three independent committees of the Board (i.e., the audit committee, compensation committee and nominating and corporate governance committee), effective immediately. On the same day, To Wai Suen was pointed as the Chair of the audit committee of the Board. The Board has determined that Mr. Suen qualifies as an “audit committee financial expert,” as defined under rules and regulations of the U.S. Securities and Exchange Commission.

Mr. Wang, age 42, has over 19 years’ experience in finance and accounting. From September 2020 to current, Mr. Wang has served as the VP of the international financial department of Nanjing Xinjiekou Department Store Co., Ltd., d/b/a Cenbest, or Nanjing Cenbest Co. Ltd. (600682). From January 2019 to August 2020, Mr. Wang served as the CEO of Shanghai Yisheng Financial Consulting Ltd. From July 2014 to December 2018, Mr. Wang served as the VP of financial department of Nanjing Sanpower Group. From November 2010 to August 2014, Mr. Wang served as the VP of financial department of Zhengxing Wheel Group Co., Ltd. (NYSE: ZX). From September 2005 to October 2010, Mr. Wang served as an audit manager of Shanghai Deloitte Huayong Certified Public Accountants Co., Ltd.

There are no family relationships between Mr. Wang and any director, executive officer, or person nominated or chosen by the Company to become an executive officer of the Company. There are no transactions between the Company and Mr. Wang that are subject to disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: August 15, 2022	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

2